Mail Stop 3561

Irwin J. Kirz,
American Smooth Wave Ventures, Inc.
8650 Grand Avenue
Yucca Valley, CA 92264

> **Re:** **American Smooth Wave Ventures, Inc.**
> **Amended Registration Statement on Form S-1/A2**
> **Filed November 14, 2008**
> **File No. 333-152849**

Dear Mr. Kirz:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>General</u>

1. We note your response to comment number 1 from our comment letter dated September 5, 2008. In that response, you indicate that you are not a blank check company. Therefore, please include appropriate disclosure to demonstrate your status as a non-blank check company. For example, please include, if true, an affirmative statement in a prominent location of the prospectus, such as in the summary, making clear that you have no plans or intentions to be acquired or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change the management of the company. In addition, please also disclose that Orion Investment, Inc., your selling shareholder, has previously been selling shareholders of companies that have not timely filed reports with us and have generated either no or minimal revenues. Further, please also include a cross reference to the more detailed information on page 16. Please confirm to us whether Orion, its shareholders or Mr. Kirz have been involved in the formation or principal ownership of any other public companies or seeking to go public.

List of Selling Shareholders, page 15

2. We note in your "List of Selling Shareholders" that you list Orion Investor as the owner of two million shares of American Smooth Wave Ventures, Inc. Elsewhere in the disclosure you refer to this same shareholder as Orion Investment, Inc. Please revise your filing to include the legal name of the legal entity that owns the two million shares of American Smooth Wave Ventures, Inc.

3. We note your response to comment 6 from our letter dated September 5, 2008. We also, note your revised disclosure on page 15 which states, in part, "[s]ome of the owners of Orion have existing personal and business relationship with Irwin J. Kirz, the President of American Smooth." It would seem that statement is inconsistent with your earlier statement on page 15 which states "No selling shareholder has, or had, any material relationship with our officers or directors" as well as your statement on page 16 which states "[t]o our knowledge, no selling shareholder had any relationship with an officer and d[sic]irector." Please revise or advise why these statements are not inconsistent with each other.

4. Please identify the owners of Orion Investment, Inc. that have a prior and/or existing business relationship with Mr. Kirz beyond American Smooth Wave Ventures, Inc. and please discuss, with a view towards disclosure, the nature of those relationships.

5. Please expand the paragraph at the top of page 16 to also indicate Orion's maximum percentage ownership for each of the companies and indicate in the case of Matches, Inc and CFO Consultants Inc. your current ownership percentage as well as the effective date of the offerings. Please also update the information for Western Lucrative Enterprises, Inc. In addition, please clarify your reference to the recently "completed" offerings. For example, did they complete the offering because all of the offered shares were sold, meet the minimum to break
escrow or time limit expiration? Please also provide us with your basis for concluding the companies have begun implementing their business plans. CFO Consultants for instance, sold less than one-half of the shares offered and their Forms 10-Q reflect minimal activities.

6. Please disclose the name of the shareholders of Orion Investment, Inc. who own shares in Animal Cloning Sciences, Inc. and their percentage of ownership. In this regard, please clarify your reference to "[s]ome of the majority shareholders of Orion…" in view of your disclosure on page 20 that the majority of shares of Orion Investments, Inc are held by Riccardo Mortara.

Business, page 17

7. In your response to comment 1 from our letter dated September 5, 2008 you state you intend to implement your business plan as disclosed in your filing. However, your disclosure does not provide meaningful information about what it is you intend to do and how you intend to do it. See Item 101 of Regulation S-K. As examples, please include the following:
   - What type of candy, sweets and baked goods do you intend to market such as niche or specialty candy, and sweet goods?
   - Do you intend to resell products or make and sell your own candies, sweets, and baked goods?
   - Disclose what you expect the price point of your products will be;
   - If you intend to primarily be a reseller, how do you intend to purchase your products for resale?
   - How do you intend to ship your products?
   - How do you intend to focus on goods that can be shipped without a diminution in quality?

   The above are only examples based upon your existing disclosure. Generally, provide additional disclosure so that an average investor may make an informed judgment about your business and potential operations. Include all key detail relevant to an understanding of your business. We may have further comments based upon your revisions.

Financial Statements, F-1

8. Currently, the financial statements included in your registration statement are as of a date that will be greater than 135 days before your effective date. Please revise your registration statement to include the appropriate interim financial information to comply with Rule 3-12(a) of Regulation S-X. Please make consistent revisions to your disclosure that appear under Management's Discussion and Analysis of Financial Condition or Plan of Operation.

Exhibits

9. At the time you request acceleration of effectiveness please file an updated
    auditor's consent as an exhibit to the filing so that it is dated within the preceding
    30 days from the date your registration statement will become effective. Please
    confirm that you will file the updated auditor's consent.

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

You may contact Robert W. Errett, Attorney-Advisor, at (202) 551-3225 or me at
(202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director